

08030523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/06___ AND ENDING ___9/30/07___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquette De Bary Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1270 Avenue of the Americas
_____
(No. and Street)

New York   NY   10020
(City)   (State)   (Zip Code)

PROCESSED

MAR 1 9 2008

THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company, LLC
_____
(Name – if individual, state last, first, middle name)

1496 Morris Avenue	Union	NJ	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 1 2008

BRANCH OF REGISTRATIONS
AND
04   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Marquette De Bary_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Marquette De Bary Co., Inc._____ , as

of _____September 30_____ , 20 _07__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                          Signature

                                                                                          _____
                                                                                          Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARQUETTE DE BARY CO., INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2007

WITH

INDEPENDENT AUDITORS' REPORT

MARQUETTE DE BARY CO., INC.

TABLE OF CONTENTS

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Marquette De Bary Co., Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the accompanying balance sheet of Marquette De Bary Co., Inc. as at September 30, 2007, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette De Bary Co., Inc. as at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company
M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 1, 2007

02767MA9.07Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

ASSETS

Cash	$ 47,935
Market value of securities owned by firm	56,520
TOTAL ASSETS	$104,455

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to stockholder		$ 151
Income taxes payable		511
		662
Stockholders' equity:		
Common stock, no par value, 1,000 shares authorized, 990 shares issued and outstanding	$ 7,787	
Paid in capital	315,687	
Accumulated deficit	(217,181)	
	106,293	
Less: Treasury stock 10 shares at cost	2,500	
Total stockholders equity		103,793
TOTAL LIABIITIES AND STOCKHOLDERS' EQUITY		$104,455

See accompanying notes and independent auditors' report

Revenues:		
Trading		$ 11,160
Other		35,000
Interest		1,150
Total revenues		$ 47,310
General and administrative expenses:		
Insurance	$ 762	
Office supplies	125	
Professional fees	4,153	
Miscellaneous	4,092	
Registrations	2,396	
Membership fees	1,000	
Interest	91	
Gifts	1,700	
Total general and administrative expenses		14,319
Income before income taxes		32,991
Income taxes:		
Federal	-0-	
State and city	511	
Total income taxes		511
Net income		$ 32,480

See accompanying notes and independent auditors' report

MARQUETTE DE BARY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Cash flows from operating activities:		
Net income		$ 32,480
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Market value of securities	(11,161)	
Increase (decrease) in:		
Income taxes payable	56	
Total adjustments		(11,105)
Net cash provided by operating activities		21,375
Cash flows from financing activities:		
Repayment of stockholder loan	(10,500)	
Net cash used by financing activities		(10,500)
Net increase in cash		10,875
Cash, beginning of year		37,060
Cash, end of year		$ 47,935
Supplemental disclosures of cash flow information:		
Cash paid for:		
Interest		$ 91
Income taxes		$ 455

See accompanying notes and independent auditors' report

-4-

	Common Stock	Paid in Capital	Accum-mulated Deficit	Treasury Stock	Stock-holders' Equity
Balance, beginning of year	$ 7,787	$315,687	$(249,661)	$ (2,500)	$ 71,313
Net income	-0-	-0-	32,480	-0-	32,480
Balance, end of year	$ 7,787	$315,687	$(217,181)	$ (2,500)	$103,793

See accompanying notes and independent auditors' report

Balance - beginning of year	$ -0-
Increases	-0-
Repayments	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2007, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Preferred Stock

The Board of Directors has authorized 90,000 shares of no par value preferred stock. At September 30, 2007, no preferred stock was issued or outstanding.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2007, the Company had net capital of $69,704 which was $64,704 in excess of its minimum dollar net capital requirement of $5,000.

Schedule 1

Total stockholders' equity		$ 103,793
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		103,793
Less: Deductions and/or charges: Non-allowable assets		-0-
Less: Excess deductible on fidelity bond insurance over the maximum permissable amount		19,000
Net capital before haircuts on security positions		84,793
Less: Haircuts on securities:		
Money market	959	
Stocks	8,478	
Undue concentration	5,652	
		15,089
Net capital		69,704
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
REMAINDER: Net capital in excess of all requirements		$ 64,704

Aggregate indebtedness	$ 662 = .94%	
Net capital	$ 69,704	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $511. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that a Special Account for the Exclusive Benefit of Customers is maintained.

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2007, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $511. The difference was a result of year- end closing adjustments and these are considered normal and ordinary in nature.



Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.

RECEIVED
2008 FEB - 1 PM 5 28
SEC / M

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Marquette De Bary Co., Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the Focus Report Form X-17a-5 of Marquette De Bary Co., Inc. as of September 30, 2007 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 1, 2007

02767MA9.07Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043



Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Marquette De Bary Co., Inc.
1270 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Marquette De Bary Co., Inc. for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 1, 2007

